Partial Cancellation of Stock Options Granted in 2004 and 2005

On August 26, 2005, Shinhan Financial Group (“the Group”) decided to cancel 51,800 shares of the stock options granted in 2004 and 2005 through the resolution of its board of directors. Under the Article 14, Paragraph 10, Subparagraph 1 of the Group’s Article of Incorporation, Shinhan Financial Group can cancel the stock options if grantees choose to retire/leave the Group or causes the Group material damage intentionally or by mistake. With the cancellation, the total number of stock options outstanding decreased to 5,559,445 shares as of August 26, 2005. The followings are details of cancelled stock options.

<Cancellation of Granted Stock Options>

* Reason for the cancellation: Grantees chose to retire or leave their company.

Name	From	Position	Number of cancelled Stock Option

Lee, Kang Won	Good Morning Shinhan Securities	CEO	40,000 1)

Suh, Ho Jin and other 6 employees	Shinhan Bank	Head of Department	11,800 2)

Total: 51,800

Note 1) Granted in March 2005.

Note 2) Among the cancelled 11,800 shares, 10,600 were granted in March 2004 and 1,200 were granted in March 2005.